RECEIVED

2009 FEB -2 A

09045244

082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

January 30, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a notice/announcement from the Westfield Group regarding an announcement of the Distribution Reinvestment Plan (DRP) Pricing Period. This notice with attachments was sent to the Members of Westfield Group on January 30, 2009. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Aline Taireh
Title: Assistant Secretary

Enclosures

PROCESSED
FEB 04 2009
THOMSON REUTERS

82-35029

RECEIVED

2009 FEB -2 A

30 January 2009

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC) ANNOUNCEMENT OF DISTRIBUTION REINVESTMENT PLAN (DRP) PRICING PERIOD

We refer to our announcement of 27 January 2009 and confirm that the record date for participation in the Westfield Group's DRP is 5.00pm Friday 6 February 2009.

Key features of the DRP are as follows:

1. Securities will be issued at a 2.5% discount.
2. Securities will be priced on the arithmetic average of the daily volume weighted average sale price of Stapled Securities (excluding certain trades) for each of the 10 consecutive ASX trading days ending on Tuesday, 24 February 2009.
3. Securities issued under the DRP will rank for distribution from 1 January 2009.
4. Securities issued under the DRP will trade under the existing 'WDC' ASX code.

A copy of the DRP Rules can be accessed from the Group's website at http://westfield.com/corporate/investor-services/wdc-securityholding-information/distribution-information/DRP_booklet_231208_2.57pm.pdf

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

END